SURAJ VENTURES, INC

Rhema House
1032 Katkarwadi
Yari Road, Versove
Andheri (W)
Mumbai, India
4000061

(Tel: 91 22 26398516)

May 22, 2008

BY EDGAR
BY FAX:  (202) 772-9220

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States, 20549

Mail Stop:  7010

Attention:                                Ms. Donna Levy
                  Attorney, Division of Corporate Finance

Dear Ms. Levy:

Re:           Form S-1 Registration Statement
 File Number: 333-146791
.
Suraj Ventures, Inc. (the “Company”) hereby requests that the above-captioned registration statement be ordered effective at 12:00 pm EST on Wednesday, May 28, 2008, or as soon as practicable thereafter.

The Company wishes to state that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequate and accuracy of the disclosure in the filing, and

●
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly;
Suraj Ventures, Inc.

Per:                      SURJIT SINGH GILL
             Surjit Singh Gill
             Chief Executive Officer, President and
             Director